UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LYDALL, INC.

(Exact name of registrant as specified in its charter)

Commission file number: 1-7665

Delaware	06-0865505
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Colonial Road, Manchester, Connecticut	06042
(Address of principal executive offices)	(Zip Code)

Chad A. McDaniel, Senior Vice President, General Counsel & Chief Administrative Officer– (860) 646-1233

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This Form SD of Lydall, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company designs and manufactures specialty engineered non-woven filtration media, industrial thermal insulating solutions, and thermal and acoustical barriers for filtration/separation, heat abatement and sound dampening applications. In 2014, the Company’s reportable segments were Performance Materials, Industrial Filtration, Thermal/Acoustical Metals, Thermal/Acoustical Fibers and Other Products and Services (“OPS”), which includes the Life Sciences Vital Fluids business.

On February 20, 2014, the Company completed the acquisition of certain industrial filtration businesses that make up the Company’s Industrial Filtration reportable segment. On January 30, 2015, the Company completed the divestiture of the Life Sciences Vital Fluids business that made up the Company’s OPS reportable segment. The scope of the disclosure in this Form SD includes both the Industrial Filtration products and the Life Sciences Vital Fluids business products the Company manufactured or contracted to manufacture in 2014.

As the manufacturer of our products, we are knowledgeable about the design of our products including the materials needed to construct them. Following a cross-functional review of the make-up of all products, including direct engagement with our supply chain, the Company determined that one of its products in its ZeroClearance® heat shields product family contained a trace amount of tin in an adhesive material sourced from a supplier. While only a trace amount was present, the supplier of the adhesive material indicated that the tin was necessary to the functionality or production of the product. The Company performed a reasonable country of origin inquiry with regard to the tin, which inquiry included obtaining from the supplier a certification that such Conflict Mineral did not come from the Covered Countries. The certification included the names of the three processing facilities/smelters where the tin was processed. Two of the three processing facilities/smelters have been validated in accordance with the Conflict-Free Smelter (CFS) Program and are listed on the Compliant Smelter List for tin, and the supplier confirmed that the tin supplied by the one non-CFS validated processing facility/smelter did not come from the Covered Countries. Based on such inquiry, the Company has determined that the Conflict Mineral did not originate in the Covered Countries.

Other than the above noted product, the Company does not believe any of its other products manufactured or contracted to manufacture in 2014 contained any Conflict Minerals that are necessary to the functionality or production of such products. In addition, the Company is not aware of any evidence that indicates that the information provided by the suppliers was not reliable or accurate.

This Conflict Minerals Disclosure is available on the Company’s website, www.lydall.com, under the heading “Conflict Minerals.” Also available on the Company’s website, under the same heading, are the Company’s Sourcing Sustainability Statement on Conflict Mineral policy and the 2014 EICC/GeSIDD Conflict Minerals certificates for each of the Company’s manufacturing entities. The content of the Company’s website referred to in this form is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LYDALL, INC.

May 18, 2015	By:	/s/ Chad A. McDaniel
Senior Vice President, General Counsel and Chief Administrative Officer

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